*AB 3/7

15047570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38103

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dealerweb Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Plaza Five, Harborside Financial Center
(No. and Street)

Jersey City (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard J. Cotter 646-484-2929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Cotter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dealerweb Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARC RABINOWITZ
Notary Public - State of New York
No. 01RA6011892
Qualified in Kings County
My Commission Expires August 17, 2018

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dealerweb Inc.
Statement of Financial Condition
December 31, 2014

Dealerweb Inc.
Index
December 31, 2014

Contents

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3–8

pwc

Report of Independent Registered Public Accounting Firm

To Management of Dealerweb Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Dealerweb Inc. (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Dealerweb Inc.
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 51,767,934
Cash segregated under federal regulations	1,000,000
Deposits with clearing organizations	7,784,259
Receivables from brokers and dealers and clearing organizations	6,322,100
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $6,400,404)	1,526,546
Memberships in clearing organizations, at cost	128,149
Prepaid expenses	584,323
Security deposits	108,017
Other receivables	4,436,513
Accrued income	1,750,521
Other assets	1,121,800
Total assets	$ 76,530,162

Liabilities and Stockholder's Equity	
Liabilities	
Payable to brokers and dealers & clearing organization	$ 1,723,467
Payable to affiliates	1,651,912
Accrued compensation	16,665,847
Accrued income taxes	6,334,642
Accrued expenses and other liabilities	2,480,008
Deferred tax liability	1,118,400
Total liabilities	29,974,276
Stockholder's Equity	
Common stock	
Class A $.01 par value 150,000 shares authorized 105,862 shares issued	1,059
Class B (nonvoting) $.01 par value 50,000 shares authorized 7,586 shares issued	76
Additional paid-in capital	24,255,446
Retained earnings	46,926,155
	71,182,736
Common stock in treasury, at cost (36,022 shares)	(24,626,850)
Total stockholder's equity	46,555,886
Total liabilities and stockholder's equity	$ 76,530,162

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Dealerweb Inc. (the "Company") is a registered broker dealer operating as a broker's broker primarily in the purchase and sale of United States government and government agency mortgage-backed securities, United States Treasury bills, notes and bonds, repurchase agreements, collateralized mortgage obligations and municipal securities. The Company operates an electronic trading system primarily for U.S. Treasury and Agency mortgage-backed securities.

The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") and is subject to the Securities Exchange Act of 1934 ("SEC"). Dealerweb Inc. is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association.

Dealerweb Inc. is a wholly-owned subsidiary of Tradeweb IDB Markets, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary Tradeweb Markets LLC.

In 2014, the Company entered into a fully disclosed clearing agreement with Pershing LLC for settlement and clearance of U.S. Treasury securities of certain counterparties.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis, as if the transactions have settled.

Fair Value Measurement
Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value. These instruments include cash, deposits with clearing organizations, membership in clearing organizations and security deposits.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's cash instruments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company's deposits with clearing organizations, membership in clearing organizations and security deposits are classified within level 2 of the fair value hierarchy because all significant inputs are observable, either directly or indirectly. The Company has no instruments that are classified within level 3 of the fair value hierarchy.

Furniture, Equipment and Leasehold Improvements and Depreciation and Amortization
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using straight-line methods over the estimated useful lives of the related assets Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

Income Taxes
The Parent files a consolidated federal income tax return and combined state and local returns in most jurisdictions. The Parent makes income tax payments and charges the subsidiary for its share of the expense, which is computed as if the subsidiary filed separate tax returns. The tax benefits of consolidation are reflected in the Parent's results of operations.

Share Based Compensation
The Company accounts for share based compensation allocated from Tradeweb Markets LLC in accordance with ASC 718, which focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. Under ASC 718, the shared-based payments received by the employees of the Company are accounted for as liability awards. As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award and remeasured at the end of each reporting period until settlement. Under ASC 718, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the liability instrument's fair value during the requisite service period are recognized as compensation cost over that period.

Under ASC 718, share-based awards that do not require future service (e.g., vested awards) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period

3. Deposits With Clearing Organizations

Deposits with clearing organizations include cash of $7,784,259.

4. Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the benefit of brokers and dealers under SEC Rule 15c3-3. The Company computes a proprietary accounts of other broker-dealers ("PAB") reserve, which requires the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of December 31, 2014 cash in the amount of $1,000,000 has been segregated in the PAB reserve account exceeding the requirements pursuant to SEC Rule 15c3-3.

5. Receivable from and Payable to Brokers and Dealers and Clearing Organizations

Balances receivable from and payable to brokers and dealers and clearing organizations resulting from the Company's normal securities transactions are generally collateralized by those securities. The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including banks and broker/dealers. At December 31, 2014, the Company has established an allowance for doubtful accounts of $100,000 with regard to these receivables.

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following at December 31, 2014:

Furniture	$ 367,028
Computer equipment	3,677,686
Telephone equipment	2,171,356
Leasehold improvements	1,186,165
Other	524,715
	7,926,950
Less accumulated depreciation and amortization	6,400,404
	$ 1,526,546

7. Leases

The Company is obligated under a non-cancelable operating lease for office space in Berkeley Heights, New Jersey. The lease expires January 31, 2020. The lease contains a provision for escalation based on increases in certain costs incurred by the landlord.

The Company is obligated under a non-cancelable operating lease for office space in Boca Raton, Florida expiring December 31, 2016 and Jupiter, Florida expiring March 31, 2015. The leases contain provisions for escalation based on increases in certain costs incurred by the landlord.

The Company is obligated under a non-cancelable operating lease for office space in Los Angeles, California expiring February 28, 2020. The leases contain provisions for escalation based on increases in certain costs incurred by the landlord.

The schedule of minimum future lease payments only represents rental payments for leases that are held in the Company's name. The Company is also allocated a portion of rent expense from leases held by Tradeweb Markets LLC in which part of the leased space is occupied by employees of the Company.

A schedule of future minimum annual rental payments due is as follows:

Year Ending December 31, 2014	**Amount**
2015	$ 379,283
2016	390,059
2017	375,229
2018	376,315
2019	377,433
Thereafter	34,678
	$ 1,932,997

8. Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities in accordance with FASB ASC 740. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

9. Employees Savings Plan

The Company participates in a 401(k) savings plan for its employees, maintained by Tradeweb Markets LLC, whereby employees may voluntarily contribute up to 75% of their annual compensation, subject to certain limits. The Parent matches 100% of the employee's contribution, up to 4%.

10. Stock Based Compensation Plans

Tradeweb Markets LLC ("Markets") has a stock incentive plan which provides for the grant of stock appreciation rights ("SARs"), to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of Markets.

Markets measures the cost of employee services received in exchange for the award based on its current fair value. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award's fair value during the requisite service period are recognized as compensation cost over that period.

The SARs were issued in 2010, 2011, 2012, 2013 and 2014 and have a graded vesting schedule. SARs issued in 2010 and 2011 have an expiration date of December 31, 2014, SARs issued in 2012 have an expiration date of December 31, 2015 and SARs issued in 2013 and 2014 have an expiration date of December 31, 2016. If an employee is terminated without cause, all unvested SARs are forfeited. All SARs can only be exercised during a specific period of the year, subject to certain restrictions on the percentage of the vested SAR that is exercisable.

All SARs were issued with an exercise price no lower than the fair value at the date of the grant, in accordance with the rules of the stock option plans.

The weighted average fair value of SARs granted during the year at the remeasurement date of December 31, 2014 are $2,119. The weighted average exercise price of SARs granted during the year are $18,197.

The fair value of the awards is calculated at the date of grant and remeasurement date using an appropriate valuation model such as Black-Scholes. Consequently, the fair values of these awards are based on market value at that date.

The significant weighted average assumptions used to estimate the fair value of the SARs and options of Markets at December 31, 2014 are as follows:

Weighted Average Expected Life (years)	1.01
Weighted Average Risk Free Interest Rate	0.38%
Weighted Average Expected Volatility	22.72%
Weighted Average Expected Dividend Yield	3.72%

Expected volatility and dividend yield on the date of the grant and remeasurement date have been used as inputs into the respective valuation model. The US Government zero coupon interest rate curve has been used to derive a risk-free discount rate.

11. Net Capital Requirements

The Company is a registered broker-dealer and a registered introducing broker and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the U.S. Commodity Futures Trading Commission wherein a broker-dealer is to have at all times sufficient assets to cover current indebtedness. Dealerweb Inc. is required to maintain defined minimum net capital of the greater of $150,000 or 1/15 of aggregate indebtedness. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

Dealerweb's net capital, as defined, and the ratio of aggregate indebtedness to net capital are as follows as of December 31, 2014:

Net capital, as defined	$30,578,488
Minimum net capital required	$ 1,923,726
Net capital in excess of minimum requirement	$28,654,762
Excess net capital at 1000 percent	$27,692,900
Total aggregate indebtedness	$28,855,876
Ratio of aggregate indebtedness to net capital	0.94 to 1

11. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

A substantial number of the Company's transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash in banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

12. Related Party Transactions

Under a service agreement between the Company and Tradeweb Markets LLC ("Markets"), Markets provides the Company with certain legal, financial, tax, accounting, human resources, facilities, marketing, technology and administrative services relating to the Company's inter-dealer broker business.

The Company enters into transactions with the ultimate owners of the Parent. At December 31, 2014, the following balances with such affiliates were included in the statement of financial condition in the following line items:

Cash and cash equivalents	$6,073,618
Deposits with clearing organizations	250,000
Receivables from brokers and dealers and clearing organizations	4,465,739
Other assets	155,970
Payable to brokers and dealers and clearing organization	547,894

13. Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosure through February 27, 2015, the date that the Company's financial statements were issued.